SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 27, 2006

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated July 27, 2006 re: Partner Communications Reports Second Quarter 2006 Results.

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2006 RESULTS

— COMPANY POSTS STRONG GROWTH IN
ALL FINANCIAL PARAMETERS

— NET INCOME UP 50.4% COMPARED WITH Q2 2005

Rosh Ha’ayin, Israel, July 27, 2006 – Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced its results for the second quarter of 2006. Partner reported Q2 2006 revenues of NIS 1,372.9 million (US$ 309.2 million), EBITDA of NIS 473.2 million (US$ 106.6 million), equivalent to 34.5% of total revenue, and net income of NIS 174.2 million (US$ 39.2 million).

Commenting on the results, Partner’s CEO, Amikam Cohen, said: “We are very pleased with our second quarter results which showed further improvements in key financial and operational results. The progress we continue to make in promoting our 3G network is very encouraging for future growth potential, and the acquisition of Med-1‘s transmission business will enable us to reduce future costs and introduce additional products and services.

We are proud that Partner Communications was recently included in the new NASDAQ Global Select Market, an additional recognition of the Company’s commitment to its shareholders to maintain the highest financial and liquidity requirements as well as world-class corporate governance standards.”

Q2 2006 vs. Q2 2005 Comparison

	Q2 2005	Q2 2006	Change

Revenues (NIS millions)	1,250.9	1,372.9	9.8%
EBITDA (NIS millions)	420.8	473.2	12.4%
Operating Profit (NIS millions)	251.8	311.5	23.7%
Net Income (NIS millions)	115.8	174.2	50.4%
Cash flow from operating activities net of investing activities (NIS millions)	132.8	230.5	73.5%
Subscribers (thousands)	2,409.0	2,585.0	7.3%
Estimated Market Share (%)	32.0	32.0	-
Quarterly Churn Rate (%)	3.6	3.8	5.6%
Average Monthly Usage per Subscriber (minutes)	296.0	306.7	3.6%
Average Monthly Revenue per Subscriber (NIS)	157.0	158.3	0.8%

Financial Review

Partner’s Q2 2006 revenues amounted to NIS 1,372.9 million (US$ 309.2 million), up 9.8% compared with NIS 1,250.9 million in Q2 2005 and also up 3.5% compared with NIS 1,326.6 million in Q1 2006. The rise in total revenues compared with both Q2 2005 and Q1 2006 resulted primarily from growth in service revenues (NIS 1,244.5 million (US$ 280.3 million) in Q2 2006, up by 8.6% from NIS 1,145.6 million in Q2 2005, and by 5.1% from NIS 1,184.2 million in Q1 2006). Both increases reflected the growth in the subscriber base and in the average number of minutes of use, but were partially offset by the full quarterly effect of the approximate 7% reduction in interconnection tariffs that went into effect in March 2006.

Equipment revenues increased by 22.1% from NIS 105.2 million in Q2 2005 to NIS 128.5 million (US$ 28.9 million) in Q2 2006. The increase was driven by an increase in the average revenue per handset sale primarily as a result of the increased proportion of 3G handsets sold compared with 2G handsets. Compared with Q1 2006, equipment revenues decreased by 9.8%, primarily as a result of a decrease in the number of 2G sales to new and upgrading subscribers.

Content and data revenues in Q2 2006 accounted for 8.9% of total revenues and 9.9% of service revenues, up from 7.3% of total revenues and 8.0% of service revenues in Q2 2005, despite the mandated 49% reduction in SMS interconnection tariffs which went into effect in March 2006, and a slight decrease from 9.0% of total revenues and 10.1% of service revenues in Q1 2006. Compared with Q2 2005, non-SMS data and content revenues increased in Q2 2006 by 41.4%.

The cost of revenues related to services amounted to NIS 772.5 million (US$ 174.0 million) in Q2 2006, an increase of 5.9% from NIS 729.5 million in Q2 2005, and of 3.7% from NIS 744.7 million in Q1 2006. The increase from both quarters was principally due to higher variable airtime costs resulting from the growth in total number of minutes.

In Q2 2006, the cost of revenues related to equipment increased by 7.3% to NIS 169.4 million (US$ 38.2 million) compared to NIS 157.9 million in Q2 2005. The rise was primarily driven by a higher average cost of handsets sold, explained by the increased proportion of 3G handsets sold compared with 2G handsets. Compared with Q1 2006, the cost of revenues related to equipment in Q2 2006 decreased by 18.3% from NIS 207.4 million, principally a reflection of the decrease in the number of 2G handsets sold.

Gross profit on services increased by 13.4% from NIS 416.1 million in Q2 2005 to NIS 472.0 million (US$ 106.3 million) in Q2 2006, and by 7.4% from NIS 439.5 million in Q1 2006. Gross loss on equipment totaled NIS 41.0 million (US$ 9.2 million) in Q2 2006, a decrease of 22.2% from NIS 52.7 million in Q2 2005 and a decrease of 36.9% from NIS 65.0 million in Q1 2006.

Overall, gross profit in Q2 2006 amounted to NIS 431.0 million (US$ 97.1 million), representing a gross margin of 31.4% of total revenues, up 18.6% from NIS 363.4 million in Q2 2005 and up 15.1% from NIS 374.5 million in Q1 2006.

Selling and marketing expenses were NIS 75.6 million (US$ 17.0 million) in Q2 2006, an increase of 15.5% from NIS 65.4 million in Q2 2005 and an increase of 32.0% from NIS 57.3 million in Q1 2006. The increase compared with Q2 2005 was primarily due to higher distribution costs and advertising activity. Compared with Q1 2006, the increase was due to the timing of advertising campaigns.

In Q2 2006, general and administrative expenses totaled NIS 44.0 million (US$ 9.9 million), a decrease of 4.8% from NIS 46.2 million in Q2 2005 and approximately equivalent to NIS 43.7 million in Q1 2006.

Overall, operating profit in the second quarter of 2006 was NIS 311.5 million (US$ 70.2 million), or 22.7% of total revenues, an increase of 23.7% from NIS 251.8 million or 20.1% of total revenues in Q2 2005, and an increase of 13.9% from NIS 273.5 million or 20.6% of total revenues in Q1 2006. Quarterly EBITDA in Q2 2006 increased to NIS 473.2 million or US$ 106.6 million, compared with NIS 420.8 million in Q2 2005 and NIS 438.6 million in Q1 2006. The EBITDA margin was 34.5% of total revenues in Q2 2006, compared with 33.6% in Q2 2005 and 33.1% in Q1 2006.

Financial expenses in Q2 2006 were NIS 61.2 million (US$ 13.8 million), a decrease of 26.1% from NIS 82.8 million in Q2 2005, primarily reflecting lower interest expenses resulting from the refinancing of the Company’s long term debt with lower cost CPI linked shekel-denominated debt, despite the average higher debt levels in Q2 2006. Compared with Q1 2006, financial expenses increased by 58.4% from NIS 38.6 million, principally explained by a NIS 24.6 million expense resulting from the higher CPI level in Q2 2006 of 1.2% compared with 0.1% in Q1 2006. As of June 30, 2006, the Company held CPI forward contracts covering approximately 65% of its CPI exposure to changes.

Q2 2006 net income amounted to NIS 174.2 million (US$ 39.2 million), representing an increase of 50.4% from NIS 115.8 million in Q2 2005, and an increase of 8.6% from NIS 160.4 million in Q1 2006.

Based on the average number of shares outstanding during the quarter, basic earnings per share or ADS were NIS 1.14 (26 US cents) in Q2 2006, up 56.2% from NIS 0.73 in Q2 2005 resulting from the 50.4% increase in net income and the lower average shares outstanding following the share repurchase in 2005. Compared with Q1 2006, basic earnings per share or ADS were up 8.6% in Q2 2006 from NIS 1.05 in Q1 2006. Fully diluted earnings per share or ADS in Q2 2006 were NIS 1.13 (25 US cents), up from NIS 0.72 in Q2 2005 and from NIS 1.05 in Q1 2006.

Funding and Investing Review

In Q2 2006, cash flows generated from operating activities, net of cash flows from investing activities, totaled NIS 230.5 million (US$ 51.9 million), a 73.5% increase compared with NIS 132.8 million in Q2 2005, and a 236.9% increase compared with NIS 68.4 million in Q1 2006. The increase compared with Q2 2005 resulted from higher operating cash flows together with lower payments for investments in fixed assets. Compared with Q1 2006, the increase was primarily attributable to an increase in operating cash flows.

Net investment in fixed assets in Q2 2006 totaled NIS 76.6 million (US$ 17.3 million), a decrease of 45.0% from NIS 139.4 million in Q2 2005 and an increase of 13.2% from NIS 67.7 million in Q1 2006.

On July 6th, 2006, Partner completed the acquisition of the transmission activity of MED1 I.C.-1 (1999) Ltd., including approximately 900 kilometers of transmission fiber, for cash consideration of approximately US$15 million.

The Board of Directors has approved the distribution of an interim quarterly cash dividend for Q2 2006 of NIS 0.45 per share (approximately NIS 70 million or US$ 15.8 million) to shareholders and ADS holders on record as of August 17th, 2006. The Company will pay dividend on September 04, 2006.

Operational Review

As of June 30, 2006 the Company reported an active subscriber base of approximately 2,585,000, consisting of approximately 557,000 business subscribers, accounting for 21% of the base, approximately 1,260,000 postpaid private subscribers, or 49% of the base, and approximately 768,000 prepaid subscribers, or 30% of the base. Of the Company’s subscriber base at the end of Q2 2006, approximately 165,000 were 3G subscribers. We estimate our total market share at the end of Q2 2006 to have been around 32%.

The Company’s net active subscriber base grew by approximately 25,000 in Q2 2006, including a net increase in active 3G subscribers of approximately 35,000 (including both new subscribers and migrating subscribers from 2G). The Q2 2006 increase in the overall subscriber base was lower than the increases of 37,000 and 31,000 in Q2 2005 and Q1 2006 respectively, due primarily to the highly penetrated nature of the market. The quarterly churn rate increased from 3.6% in Q2 2005 to 3.8% in Q2 2006, and decreased from 4.2% compared to Q1 2006.

In Q2 2006, the average minutes of use per subscriber amounted to 307 minutes per month, compared with 296 minutes in Q2 2005 and 301 minutes in Q1 2006. ARPU (Average Revenue per User) in Q2 2006 was approximately NIS 158 (US$ 36), roughly equivalent to NIS 157 in Q2 2005, but higher than NIS 152 in Q1 2006.

Outlook and Guidance

Commenting on the Company’s results, Alan Gelman, Partner’s Chief Financial Officer, said: “The results this quarter were particularly strong, with improvements in all key margins, and strong service revenues and usage patterns from both 2G and 3G subscribers.”

Commenting on the Company’s outlook, Mr. Gelman said, “In light of the Company’s performance over the past two quarters, we are updating our guidance for the second half of the year, and now expect the improved trends of the first half to continue through the second half of the year, the qualification being that total equipment subsidies may be higher depending on 3G handset availability and prices. Regarding the impact of the current regional hostilities, based on current information and assuming hostilities cease in the near term, we do not believe the impact on results will be significant. However, service revenues may rise as a result of increased usage, while new subscriber activations may be dampened.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s second-quarter results on Thursday, July 27, 2006, at 18:00 Israel local time (11AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of August 3, 2006.

About Partner Communications

Partner Communications Company Ltd. (Partner) is a leading Israeli mobile communications operator providing GSM/ GPRS/ UMTS services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2.585 million subscribers in Israel. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on The NASDAQ Global Select Market™ and on the Tel Aviv Stock Exchange under the symbol PTNR. The shares are also traded on the London Stock Exchange under the symbol PCCD.

Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Partner, see www.investors.partner.co.il

Note: This report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this quarterly report regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

—	the effects of the high degree of regulation in the telecommunications market in which we operate;

—	regulatory developments relating to tariffs, including interconnect tariffs;

—	the difficulties associated with obtaining all permits required for building and operating of antenna sites;

—	the requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damages resulting from antenna sites;

—	alleged health risks related to antenna sites and use of telecommunication devices;

—	the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;

—	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;

—	the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered, and the risk that the use of internet search engines by our 3G customers will be restricted;

—	the risks associated with technological requirements, technology substitution and changes and other technological developments;

—	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

—	regulatory developments related to the implementation of number portability;

—	fluctuations in foreign exchange rates;

—	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

—	the availability and cost of capital and the consequences of increased leverage; and

—	the results of litigation filed or that may be filed against us,

as well as the risks discussed in Risk Factors, Information on the Company and Operating and Financial Review and Prospects in form 20-F filed with the SEC on May 18, 2006. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

These financial results were prepared in accordance with U.S. GAAP.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30th, 2006: US $1.00 equals NIS 4.440. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our cash flows from operating activities and EBIDTA is presented in the attached summary financial results.

Contacts:

Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

Assets
CURRENT ASSETS:
Cash and cash equivalents	31,881	4,008	7,180	903
Accounts receivable:
Trade	890,766	795,156	200,623	179,089
Other	105,437	97,128	23,747	21,875
Inventories	102,775	209,323	23,148	47,145
Deferred income taxes	38,354	65,361	8,638	14,721

Total current assets	1,169,213	1,170,976	263,336	263,733

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivables - trade	253,156	189,013	57,017	42,570
Funds in respect of employee rights upon
retirement	78,072	75,443	17,584	16,992

	331,228	264,456	74,601	59,562

FIXED ASSETS, net of accumulated
depreciation and amortization	1,651,328	1,768,895	371,921	398,400

LICENSE AND DEFERRED CHARGES,
net of amortization	1,275,807	1,321,167	287,344	297,560

DEFERRED INCOME TAXES	85,290	86,505	19,209	19,484

	4,512,866	4,611,999	1,016,411	1,038,739

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities	36,987	34,464	8,330	7,762
Accounts payable and accruals:
Trade	506,123	665,542	113,992	149,897
Other	190,627	231,480	42,934	52,135
Related party - trade	7,923	10,513	1,784	2,368
Dividend payable	105,590	44,996	23,782	10,134

Total current liabilities	847,250	986,995	190,822	222,296

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	474,075	665,974	106,774	149,994
Notes payable	2,047,730	2,022,257	461,200	455,463
Liability for employee rights upon retirement	106,542	102,238	23,996	23,027
Other liabilities	17,877	19,184	4,026	4,321

Total long-term liabilities	2,646,224	2,809,653	595,996	632,805

Total liabilities	3,493,474	3,796,648	786,818	855,101

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01
par value: authorized - December 31, 2005 and
June 30, 2006 - 235,000,000 shares; issued and
outstanding - December 31, 2005 152,528,288
shares and June 30, 2006 153,811,212 shares	1,538	1,525	346	343
Capital surplus	2,426,485	2,388,425	546,506	537,934
Accumulated deficit	(1,408,631)	(1,574,599)	(317,259)	(354,639)

Total shareholders' equity	1,019,392	815,351	229,593	183,638

	4,512,866	4,611,999	1,016,411	1,038,739

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30, 2006	3 month period ended June 30, 2006
	2006	2005	2006	2005
	( U n a u d i t e d )
	In thousands (except per share data)

REVENUES - net:
Services	2,428,700	2,278,067	1,244,492	1,145,642	547,005	280,291
Equipment	270,889	233,276	128,453	105,233	61,011	28,931

	2,699,589	2,511,343	1,372,945	1,250,875	608,016	309,222

COST OF REVENUES:
Services	1,517,218	1,472,857	772,469	729,525	341,716	173,980
Equipment	376,873	339,442	169,445	157,949	84,882	38,163

	1,894,091	1,812,299	941,914	887,474	426,598	212,143

GROSS PROFIT	805,498	699,044	431,031	363,401	181,418	97,079
SELLING AND MARKETING EXPENSES	132,829	122,805	75,579	65,442	29,916	17,022
GENERAL AND ADMINISTRATIVE
EXPENSES	87,645	87,713	43,963	46,203	19,740	9,902

OPERATING PROFIT	585,024	488,526	311,489	251,756	131,762	70,155
FINANCIAL EXPENSES - net	99,805	133,680	61,176	82,826	22,478	13,778

INCOME BEFORE TAXES ON INCOME	485,219	354,846	250,313	168,930	109,284	56,377
TAXES ON INCOME	151,577	114,519	76,076	53,096	34,139	17,134

INCOME BEFORE CUMULATIVE EFFECT OF A
CHANGE IN ACCOUNTING PRINCIPLES	333,642	240,327	174,237	115,834	75,145	39,243
CUMULATIVE EFFECT, AT BEGINNING OF
YEAR, OF A CHANGE IN
ACCOUNTING PRINCIPLES	1,012				228

NET INCOME FOR THE PERIOD	334,654	240,327	174,237	115,834	75,373	39,243

EARNINGS PER SHARE
("EPS") :
Basic:
Before cumulative effect	2.18	1.40	1.14	0.73	0.49	0.26
Cumulative effect	0.01				*

	2.19	1.40	1.14	0.73	0.49	0.26

Diluted:
Before cumulative effect	2.17	1.38	1.13	0.72	0.49	0.25
Cumulative effect	0.01				*

	2.18	1.38	1.13	0.72	0.49	0.25

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING:
Basic	153,124,740	171,425,420	153,427,136	158,703,072	153,124,740	153,427,136

Diluted	153,759,920	173,634,795	154,345,180	160,780,744	153,759,920	154,345,180

* Representing an amount less than 0.01$

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	6 month period ended June 30,		6 month period ended June 30, 2006
	2006	2005
	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	334,654	240,327	75,373
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	321,273	336,672	72,359
Amortization of deferred compensation related to employee stock option grants, net	11,448	6,977	2,578
Liability for employee rights upon retirement	4,304	3,834	969
Accrued interest and exchange and linkage differences on long-term liabilities	29,681	64,813	6,685
Deferred income taxes	28,222	111,791	6,356
Income tax benefit in respect of exercise of option granted to employees		2,729
Capital loss on sale of fixed assets		420
Cumulative effect, at beginning of year, of a change in accounting principles	(1,012)		(228)
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade	(159,753)	(115,176)	(35,981)
Other	(8,309)	(14,661)	(1,872)
Decrease in accounts payable and accruals:
Related Parties	(2,590)		(584)
Trade	(114,388)	(23,253)	(25,763)
Other	(46,268)	(60,874)	(10,420)
Decrease in inventories	106,548	12,999	23,997
Increase in asset retirement obligations	802	228	181
Amount carried to deferred charges		(13,224)

Net cash provided by operating activities	504,612	553,602	113,650

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(175,130)	(295,095)	(39,444)
Purchase of additional spectrum	(27,988)	(41,539)	(6,304)
Proceeds from sale of fixed assets		16
Funds in respect of employee rights upon retirement	(2,629)	(2,395)	(592)

Net cash used in investing activities	(205,747)	(339,013)	(46,340)

CASH FLOWS FROM FINANCING ACTIVITIES:
Financial lease undertaken		15,832
Repayment of capital lease	(2,453)		(552)
Repurchase of company's shares		(1,091,841)
Issuance of notes payable under a prospects, net of issuance costs		1,929,540
Proceeds from exercise of stock options granted to employees	27,637	20,628	6,225
Dividend Paid	(102,677)	-	(23,125)
Repayment of long term bank loans	(193,499)	(841,171)	(43,581)

Net cash provided by (used in) financing activities	(270,992)	32,988	(61,033)

INCREASE IN CASH AND CASH EQUIVALENTS	27,873	247,577	6,277
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,008	4,611	903

CASH AND CASH EQUIVALENTS AT END OF PERIOD	31,881	252,188	7,180

Supplementary information on investing and financing activities not involving cash flows

At June 30, 2006, and 2005, trade payables include NIS 73 million ($ 16 million) (unaudited) and NIS 141million (unaudited) in respect of acquisition of fixed assets (in 2005 including additional spectrum), respectively.

At June 30, 2006 dividend payable of approximately NIS 106 million ($ 24 million) (unaudited) is outstanding.

These balances will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	6 Month Period Ended June 30,		6 Month Period Ended June 30,
	2006	2005	2006
	(Unaudited)
	In thousands

Net cash provided by operating activities	504,612	553,602	113,651

Liability for employee rights upon retirement	(4,304)	(3,834)	(969)
Accrued interest and exchange and linkage differences on long-term
liabilities	(29,681)	(64,813)	(6,685)
Amount carried to differed charges		13,224
Increase in accounts receivable:
Trade	159,753	115,176	35,981
Other (excluding tax provision)	131,664	14,661	29,654
Decrease in accounts payable and accruals:
Trade	114,388	23,253	25,763
Shareholder - current account	2,590		584
Other	46,268	60,874	10,420
Decrease in inventories	(106,548)	(12,999)	(23,997)
Decrease in Assets Retirement Obligation	(802)	(228)	(181)
Financial expenses **	93,849	122,554	21,136

EBITDA	911,789	821,470	205,357

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at June 30, 2006 : US $1.00 equals 4.44 NIS.

** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

	New Israeli shekels
	3 month period ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006
	( U n a u d i t e d )
	I n t h o u s a n d s

Revenues - net	1,250,875	1,352,322	1,259,274	1,326,644	1,372,945
Cost of Revenues	887,474	1,023,828	930,225	952,177	941,914

Gross Profit	363,401	328,494	329,049	374,467	431,031
Selling and Marketing expenses	65,442	72,105	77,990	57,250	75,579
General and Administrative
Expenses	46,203	45,222	47,846	43,682	43,963

Operating Profit	251,756	211,167	203,213	273,535	311,489
Financial Expenses - net	82,826	148,782	62,986	38,629	61,176

Income Before Taxes on Income	168,930	62,385	140,227	234,906	250,313
Taxes on Income	53,096	31,441	56,938	75,501	76,076

Income Before Cumulative Effect of a
Change in Accounting Principles	115,834	30,944	83,289	159,405	174,237
Cumulative Effect, at the Beginning of
the Year, of a Change in Accounting
Principles				1,012

Net Income for the Period	115,834	30,944	83,289	160,417	174,237

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SUMMARY OPERATING DATA

	Q2 2005		Q2 2006

Subscribers (in thousands)	2,409		2,585

Estimated share of total Israeli mobile telephone subscribers	32%		32%

Churn rate in quarter	3.6%		3.8%

Average monthly usage in quarter per subscriber (minutes)	296		307

Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	157		158

Number of 2G operational base stations (in parenthesis number of micro
sites out of total number of base stations)	2,260	(716)	2,298	(710)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: July 27, 2006